UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___July 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated July 7, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  July 7, 2004                    Signed: /s/ Larry Johnson

                                                                       Larry Johnson,

                                                              Chief Financial Officer

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE 04-20

                                    FRG – Toronto Stock Exchange

FRR – Frankfurt Stock Exchange

July 7, 2004

FRONTEER COMMENCES FOUR DRILL PROGRAMS

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) is pleased to provide an update on its summer exploration activities.  Fronteer has four active drill projects in Canada and Western Turkey focused on gold and copper-gold-silver deposits, and one exploration project in Canada focused on copper-gold-silver-uranium mineralization that will be drill ready by October 2004.

ACTIVE DRILLING PROJECTS

1.

Dixie Lake Gold Project, Red Lake Ontario – a 2,500 metre drill program is currently being completed on this property to further test the down plunge extension of a newly discovered high grade gold shoot.  Fronteer, with its funding partner Alberta Star, has drilled 22 holes into this target and has successfully defined gold mineralization over a vertical range of 400 metres.  The system remains open at depth and has the potential to host additional high grade shoots.

2.

Agi Dagi Gold Project, Western Turkey –is a large epithermal gold bearing system that measures 4 kilometres by 2 kilometres and has a current resource of 11.3MT @ 1.2 g/t gold, or 435,000 ounces of gold.  Approximately 5,000- 7,000 metres of drilling is planned for this project over the next five months with the objective of significantly expanding the existing gold resource, increasing the grade and continuity of high grade portions of the deposit, and testing additional gold targets within the property.  This project is in a belt of rocks with proven gold endowment exemplified by Eldorado’s Kisladag Deposit (5.2 million ounce gold reserve) and Newmont’s Ovacik Deposit (1.0 million ounce gold resource).

3.

Kirazli Gold Project, Western Turkey - is an epithermal gold bearing system with a large alteration footprint.  Some high grade intervals (>15g/t gold) as well as broader intervals of 1-2 g/t gold were intersected by a previous owner.  At Kirazli, there is clear potential to considerably expand the known mineralization through additional drilling.  Approximately 2,000 metres of drilling is planned for this project over the next five months.

4.

Longtom Copper-Gold-Silver (“Olympic Dam-type”) Project, NWT – a 2,500 metre drill program is currently underway to test a series of large geophysical anomalies that are associated with extensive alteration and locally with surface copper-gold mineralization.

TARGET DEFINITION STAGE PROJECTS

5.

Central Mineral Belt, Labrador – Fronteer and Altius Minerals Corporation are jointly exploring large tracts of ground in the Central Mineral Belt of Labrador for “Olympic Dam-type” copper-gold-silver-uranium deposits.  Extensive airborne geophysical surveys and detailed follow up programs will be carried out this summer.  Exploration targets are anticipated to be “drill-ready” by October 2004.

Fronteer is an exploration company focused on “Discovery-Stage” opportunities that offer the potential for significant wealth creation.  With a backstop of solid assets in Canada and Western Turkey, Fronteer is well positioned for growth.  Fronteer has $11.2 million in working capital, no debt and 30.5 million shares outstanding.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.